Exhibit 3

V I N T A G E    C A P I T A L    M A N A G E M E N T ,    L L C

4705 S. Apopka Vineland Road, Suite 210 | Orlando, Florida 32819

November 7, 2014

Barry Gilbert

IEC Electronics Corp.

105 Norton Street

Newark, NY 14513

Dear Barry:

Thank you for your email offering to review our nominees for IEC’s Board of Directors. We nominated our candidates with shareholders in mind and we believe IEC shareholders will prefer to choose for themselves which Directors will serve their best interests. At this time we do not believe an interview process would be productive.

We submitted our director nominations out of the firm belief that IEC shareholders want a change in leadership to one that is entirely focused on, and capable of, increasing shareholder value. We believe the current board has proven to shareholders that it is neither focused nor capable with a track record that includes:

1.	The misguided Southern California Braiding acquisition with its related financial restatement due to lax internal controls.
2.	Suspect management changes. 2/14/13 W. Barry Gilbert, CEO of IEC “We very much appreciate the contributions Jeff (Schlarbaum) has made to IEC over the past eight year period during which we grew from a little over $22MM to a $145MM company. We wish him the best in his future endeavors.”
3.	Summarily ignoring offers to acquire the company at a price that would have offered shareholders a significant premium and certain value.

These unfortunate facts demonstrate the current IEC board operates with haste over prudence, personal loyalty over professional meritocracy, and self-entrenchment over shareholder value.

We think it is best to allow the IEC shareholders to decide which individuals will be the best stewards of their capital at the upcoming annual meeting. We are confident that IEC’s shareholders will support our nominees, and we are honored to offer them the opportunity to directly shape the future of their company.

Very truly yours,

/s/ Jeremy Nowak

Jeremy Nowak

Partner

Vintage Capital Management, LLC

cc: IEC Board of Directors

Vintage Capital Management, LLC